File Number: 0-13722

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street. N.W.
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-6 or 15d-16 under
The Securities Exchange Act of 1934

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Aktiebolaget SKF
(Exact name of Registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

SE-415 50 Göteborg, Sweden
(Address of principal executive offices)

Press release

SKF and PACIFICA signs joint development agreement for Parking Brake-by-Wire

SKF and PBR Australia, part of the Pacifica Group Ltd, have agreed to join forces to develop an electric version of PBR's parking brake "Banksia".

This agreement brings together SKF's expertise in automotive mechatronics and Smart Electro-Mechanical Actuating Unit functions and PBR's state-of-the-art park-brake technology. PBR is the world's leading supplier of lightweight aluminium and park-brake solutions for the automotive industry.

The agreement establishes a framework for SKF's and Pacifica's technology teams to combine intellectual property and resources in developing an electric version of Pacifica's patented "Banksia" park-brake.

With parking brake-by-wire technology, the vehicle's driver will be able to actuate the parking brake using a switch in the car. The switch will allow for either progressive application of the parking brake or simple "on" or "off". An electrical signal from the switching arrangement is sent to the smart electro-mechanical actuating unit. This unit then applies force and travel to each drum brake mechanism under continuous control using the smart elements of the integrated sensors and electronics. By-wire control will also facilitate the automation of the parking brake function, assisting the driver in hill starts or traffic light starts.

- SKF's technology is more advanced and more appropriate to the Banksia, than other comparable technologies at this time. By combining our resources we will be able to accelerate the development of the electric Banksia and make it available to the market far more quickly than if we worked alone," said Pacifica's Managing Director John MacKenzie.

Tom Johnstone, SKF Automotive Division President commented "Partnerships, combining companies individual, complementary technologies and expertise, offer major advantages in speed in development through to commercialisation. With PBR we have an ideal opportunity to bring parking brake-by-wire technology through to the market in the near term."

Background on Pacifica Group and SKF Group:

In 2001, Pacifica Group Limited had sales of more than A$1 billion of which A$880m were generated by the Automotive Division. Around half of Automotive's sales came from North America. PBR supplies manufacturers in Australia, North America, Malaysia and Thailand. It also licenses its technologies to manufacturers in Japan and Korea.

SKF is the leading global supplier of products, solutions and services in the rolling bearing and seals business and produces precision products including bearings, seals and smart electro-mechanical actuators. The Group's competencies include technical support, maintenance services, condition monitoring and training. The Swedish-based company operates from 83 production facilities in 24 countries throughout the world, with Group sales of approximately SEK 43.3 billion annually, of which the Automotive Division generates SEK 9.7 billion.

Göteborg, May 8th, 2002
Aktiebolaget SKF
(publ.)

For further information, please contact:
Lars G Malmer, SKF Group Communication, tel +46 31 337 1541, e-mail: Lars.G.Malmer@skf.com
Marita Björk, Investor Relations, tel. +46 31 337 1994, e-mail: Marita.Bjork@skf.com

6

SEC MAIL PROCESSING
RECEIVED
JUN 21 2002
WASH. D.C. 164 SECTION

7 June, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aktiebolaget SKF
(publ)

....
Lars G Malmer Tore Bertilsson

Aktiebolaget SKF
(publ)
EU VAT no. SE556007349501

Postal address:
SE-415 50 GÖTEBORG
Sweden

Tel. +46 · 31 · 337 10 00
Fax +46 · 31 · 337 28 32